Exhibit 99.2

0	¢

MAGAL SECURITY SYSTEMS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) IIan Ovadia and Eitan Livneh, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, June 13, 2013 at 10:00 a.m. (Israel time) at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES FOR DIRECTOR IN ITEM 1, THE NOMINEES FOR EXTERNAL DIRECTOR IN ITEMS 2A AND 2B AND FOR ITEMS 3 THROUGH 8. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 2A, 2B, 3, AND 6 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL.

¢	(Continued and to be signed on the reverse side)	14475	¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGAL SECURITY SYSTEMS LTD.

June 13, 2013

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

”  Please detach along perforated line and mail in the envelope provided.  ”

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BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 THROUGH 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect five directors for terms expiring at the 2014 Annual General Meeting of Shareholders.

		FOR	AGAINST	ABSTAIN
	BARRY STIEFEL	☐	☐	☐

	EITAN LIVNEH	☐	☐	☐

	MARK ROSENBERG	☐	☐	☐

	DORON STEIGER	☐	☐	☐

	YITZHAK ZORAN	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐
		FOR	AGAINST	ABSTAIN
2A.	To re-elect Shaul Kobrinsky as an external director for a fourth three-year term.	☐	☐	☐

		YES	NO
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Mr. Kobrinsky as a result of your relationship with the controlling shareholder?	☐	☐

		FOR	AGAINST	ABSTAIN
2B.	To re-elect Liza Singer as an external director for a second three-year term.	☐	☐	☐

		YES	NO
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the re-election of Ms. Singer as a result of your relationship with the controlling shareholder?	☐	☐

		FOR	AGAINST	ABSTAIN
3.	To approve the Company’s compensation policy.	☐	☐	☐

		YES	NO
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Company’s compensation policy?	☐	☐

		FOR	AGAINST	ABSTAIN
4.	To approve the reimbursement of expenses for Messrs, Barry Stiefel and Mark Rosenberg.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	To approve the payment of a bonus to Mr. Jacob Perry, the former chairman of the Company’s Board of Directors.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
6.	To approve an amendment to the terms of employment of Mr. Eitan Livneh, the Company’s president and chief executive officer and a member of its board of directors.	☐	☐	☐

		YES	NO
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval an amendment to the terms of employment of Mr. Eitan Livneh?	☐	☐

		FOR	AGAINST	ABSTAIN
7.	To approve an amendment to the Company’s 2010 Stock Option Plan to increase the share option pool by 500,000 shares.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
8.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2013, and to authorize its Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.	☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership	¢